Exhibit 99.3

AMTD Group Inc. Announces the Adoption of A Completely Independent and Non-Executive Board Structure And An Innovative CEO Rotation System Across the Group

PARIS & NEW YORK & SINGAPORE, April 30, 2024—(BUSINESS WIRE)—AMTD Group Inc. (“AMTD Group”), the controlling shareholder of AMTD IDEA Group (NYSE: AMTD; SGX: HKB) (“AMTD IDEA”) and AMTD Digital Inc. (NYSE: HKD) (“AMTD Digital”) today announced the introduction and adoption of an innovative system through which the CEOs of all of its operating companies and key subsidiaries, including AMTD IDEA and AMTD Digital, will be appointed by the Executive Management Committee (“EMC”) of the applicable entities on a rotational basis. This philosophy of shared leadership is reflected in the new feature which forms the core foundation of the rotating CEO mechanism. Under the new rotation program, no single individual would be appointed as the sole leader of an entity for an extended period, and a campaign of “everyone can be a hero” will be rolled out across the group to encourage and promote the next leaders of the companies. Through this rotation program, AMTD Group will maximize the values from the collective wisdom and stepped-up efforts to groom and nurture the next-level leaders.

By rotating the CEOs every six months, the group will be led by different personalities, which will create a much more diverse workplace where different common principles and perspectives will be consistently communicated and implemented. Due to the shared decision-making process and the grooming process to cultivate the next-level leadership, the long-term and sustainable interest of AMTD will be best served. Shared Values as the core mission of AMTD and key shareholders’ beliefs and practices will be implemented through the new structure and organization leadership.

Dr. Feridun Hamdullahpur, the independent chairman of AMTD IDEA commented “The entire AMTD organization is built upon innovative thinking. We don’t just talk about it; we practise it all the time. We have evolved and matured by understanding the changing world a bit better and defying the status quo. The rotating CEO program is born out of such thinking, and I believe will bring renewed energy and inspiration for the long-term sustainability and growth of the group. We would not be where we are without their great work, dedication, and commitment. We will continue counting on the new leadership program to move us steadily forward and grow our impact gradually and concretely over time.”

About AMTD Group

AMTD Group is a conglomerate with core business portfolio to span across financial services, digital solutions, media and entertainment, education and training, and premium assets.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles as well as hospitality and VIP services. Through our unique eco-system – the “AMTD SpiderNet” - AMTD IDEA Group is uniquely positioned as an active superconnector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates four main business lines including digital solutions services, digital media, content and marketing services, digital investments as well as hospitality and VIP services. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and AMTD Digital Inc., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and AMTD Digital Inc. with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group and AMTD Digital Inc. do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For AMTD IDEA Group:

IR Office

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

EMAIL: ir@amtdigital.com